ROTHSCHILD & CO US INC.
(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	162,690,800
Advisory fees receivable, net		56,192,100
Receivables from related parties		15,093,100
Securities owned, at fair value		6,020,000
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $2,842,200)		3,222,400
Deferred taxes		18,657,400
Prepaid expenses and other assets		2,211,600
Total assets	$	264,087,400

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	118,161,700
Payables to related parties		26,000,400
Taxes payable		403,900
Total liabilities		144,566,000
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		85,190,000
Retained earnings		34,322,800
Total stockholder's equity		119,521,400
Total liabilities and stockholder's equity	$	264,087,400

See accompanying notes to statement of financial condition